UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

91914G 10 8

(CUSIP Number)

William E. Greehey

2330 North Loop 1604 West

San Antonio, Texas 78248

(210) 918-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided on a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91914G 10 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William E. Greehey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) IN (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,115,034 units
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,115,034 units
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,943 units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.39%
14	TYPE OF REPORTING PERSON PF

[1]

Includes 1,909 NuStar GP Holdings, LLC Units granted subject to restrictions. Of these restricted Units, 641 Units vest annually in equal increments over a three-year period which began August 22, 2007, and 1,268 Units vest annually in equal increments over a three-year period beginning November 16, 2008.

Item 1.	Security and Issuer

This Amendment No. 3 to amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007 and August 10, 2007 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”). This Amendment No. 3 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 2330 North Loop 1604 West, San Antonio, Texas 78248. This amendment is being filed to update the Reporting Person’s position following the purchase of additional shares. This Amendment No. 3 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.

Item 2.	Identity and Background

(a) The name of the Reporting Person is William E. Greehey.

(b) The Reporting Person’s address is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(c) The Reporting Person serves as Chairman of the Board of the Company, as well as Chairman of the Board of NuStar GP, LLC. The principal address of the Company and NuStar GP, LLC is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

On January 7, 2008 and January 8, 2008, the Reporting Person acquired an aggregate of 172,525 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $4,995,904.22. The Reporting Person used his own personal funds to pay for the Units he acquired in these transactions.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment. The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer

After giving effect to the transactions described above:

(a) There were 42,500,990 Units outstanding as of November 1, 2007. The Reporting Person is deemed to be the beneficial owner of 6,116,943 Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), represents 14.39% of the total issued and outstanding Units. The above amount includes 1,909 NuStar GP Holdings, LLC Units granted subject to restrictions. Of these restricted Units, 641 Units vest annually in equal increments over a three-year period which began August 22, 2007, and 1,268 Units vest annually in equal increments over a three-year period beginning November 16, 2008.

The Reporting Person acquired beneficial ownership of the 6,116,943 Units as a result of the transactions described in Item 3.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over 6,115,034 Units.

(c) In the 60 days prior to the date of filing of this statement, the Reporting Person effected the purchases of Units as set forth on Appendix 1, which were effected in the open market and not previously reported on any Schedule 13D filing.

(d) The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on the cover page of this Statement on Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008

/s/ William E. Greehey
William E. Greehey

Appendix 1

Date of Purchase	Number of Units	Price per Unit
November 16, 2007	100	$31.05
	200	31.09
	1,100	31.13
	600	31.15
	400	31.16
	700	31.17
	2,500	31.20
	1,000	31.21
	1,000	31.24
	2,900	31.25
	300	31.26
	1,700	31.27
	100	31.28
	4,600	31.30
	2,000	31.31
	100	31.32
	200	31.33
	2,500	31.35
	600	31.36
	800	31.38
	1,600	31.39
	5,200	31.40
	1,700	31.41
	200	31.42
	200	31.43
	400	31.44
	1,200	31.45
	200	31.46
	700	31.47
	1,200	31.48
	300	31.49
	1,200	31.50
	100	31.51
	500	31.52
	400	31.54
	2,000	31.55
	2,000	31.60
	200	31.63
	1,100	31.65
	100	31.69
	2,600	31.70
	100	31.71
	100	31.74
	3,300	31.75

November 19, 2007	200	$31.30
	2,000	31.40
	100	31.46
	500	31.47
	1,700	31.48
	500	31.49

	19,100	31.50
	700	31.51
	9,100	31.52
	7,400	31.53
	1,400	31.535
	5,500	31.54
	300	31.545
	15,100	31.55
	1,100	31.56
	1,200	31.57
	1,300	31.58
	2,200	31.59
	23,000	31.60
	400	31.63
	1,900	31.64
	100	31.66
	200	31.67
	200	31.69
	200	31.70
	100	31.71
	100	31.72
	200	31.73
	600	31.74
	17,600	31.75

November 20, 2007	109	$31.63
	200	31.68
	300	31.67
	2,735	31.69
	3,600	31.65
	1,800	31.64
	400	31.71
	900	31.60
	1,000	31.59
	7,465	31.70
	900	31.72
	1,600	31.79
	2,500	31.78
	200	31.77
	1,200	31.76
	2,000	31.74
	800	31.73
	600	31.82
	8,900	31.80
	200	31.86
	300	31.87
	8,300	31.85
	200	31.90
	300	31.92
	300	31.95
	400	31.94
	500	31.98
	400	31.96
	1,500	31.99
	11,700	32.00

	31,600	31.75

November 21, 2007	2,391	$31.63
	200	31.64
	3,900	31.65
	300	31.66
	600	31.67
	2,600	31.68
	2,500	31.69
	500	31.70
	2,200	31.71
	1,300	31.72
	400	31.73
	3,006	31.74
	18,294	31.75
	1,500	31.76
	500	31.77
	100	31.79
	500	31.80
	200	31.81
	400	31.84
	1,200	31.85
	100	31.86
	200	31.87
	200	31.96

January 7, 2008	300	$28.45
	1,000	28.48
	600	28.49
	1,300	28.50
	700	28.51
	200	28.53
	300	28.54
	2,200	28.55
	2,300	28.56
	800	28.57
	900	28.58
	500	28.59
	13,900	28.60
	7,500	28.605
	11,400	28.61
	21,300	28.615
	1,900	28.6175
	3,500	28.62
	1,200	28.63
	1,600	28.635
	1,400	28.64
	12,500	28.65
	700	28.67

January 8, 2008	100	$28.69
	100	28.70
	600	28.71
	400	28.72
	100	28.84

6,600	28.85
100	28.86
400	28.90
100	28.91
100	28.92
213	28.93
100	28.94
100	28.95
200	28.96
300	28.98
1,112	28.99
300	29.00
200	29.01
100	29.02
400	29.05
100	29.06
100	29.07
200	29.09
100	29.10
100	29.11
100	29.15
200	29.16
100	29.17
100	29.20
200	29.21
100	29.22
1,000	29.25
100	29.29
70,400	29.40